Exhibit 99.1

Press Release

For Immediate Release	Press Contacts:
Andrew Smith
+1 212 412 7521
andrew.x.smith@barclays.com

Barclays Bank PLC launches new consent solicitation proposal for iPath® S&P GSCI® Crude Oil Total Return Index ETN

New York, February 16, 2016 — Barclays Bank PLC (“Barclays”) announced today the launch of its new consent solicitation (the “New Consent Solicitation”) for the iPath® S&P GSCI® Crude Oil Total Return Index ETN (“the ETNs”).

Name of ETN	Ticker Symbol	Automatic Termination Level in Previous Consent Solicitation	Automatic Termination Level in New Consent Solicitation
iPath® S&P GSCI® Crude Oil Total Return Index ETN	OIL	$2.00	$1.00

The ETNs were previously subject to a separate consent solicitation (the “Previous Consent Solicitation”) commenced on December 23, 2015 having different terms from those described below, which is being terminated without any effective amendment only with respect to the iPath® S&P GSCI® Crude Oil Total Return Index ETNs. The Previous Consent Solicitation is continuing with respect to the other series of ETNs covered thereby and is unaffected by the New Consent Solicitation with respect to its terms and expiration date.

Barclays is soliciting consents (the “Consents”) for the ETNs to the proposed amendments described below (collectively, the “Proposed Amendment”):

•                  Introduce an Automatic Termination Event: require Barclays to automatically redeem all, but not less than all, of the outstanding ETNs if, on any calendar day prior to or on the final valuation date, the closing indicative note value is less than $1.00 per ETN;

•                  Reduce Investor Fee: reduce the investor fee for the ETNs applicable to the period beginning on the day after the amendment date and continuing until the maturity date from an amount equal to 0.75% per annum to 0.70% per annum times the principal amount of the holder’s ETNs times the index factor, in each case calculated on a daily basis; and

•                  Reduce Minimum Redemption Size: reduce the minimum number of the ETNs required to be redeemed for a holder to exercise its right to redeem ETNs prior to maturity from 50,000 ETNs to 30,000 ETNs.

The Proposed Amendment will be declared effective only if approval is received of holders of a majority in aggregate principal amount of the ETNs by April 29, 2016 (the “Expiration Date”).

Barclays is an international financial services provider engaged in personal, corporate and investment banking, credit cards and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions — in the right way. With 325 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

Press Release

For Immediate Release	Press Contacts:
Andrew Smith
+1 212 412 7521
andrew.x.smith@barclays.com

Please vote by using one of the following methods:

By First Class Mail: Proxy Services P.O. Box 9175 Farmingdale, NY 11735-9847	By Courier: Broadridge Financial Solutions, Inc. 1155 Long Island Ave. Edgewood, NY 11717

By Electronic Communication: www.proxyvote.com	By Phone: 1-855-601-2252

Barclays is soliciting Consents for the ETNs to the Proposed Amendment on the terms and conditions as set forth in the Consent Solicitation Statement, dated February 16, 2016 (the “Consent Solicitation Statement”) and the accompanying Voter Instruction Form (the “VIF”).  Consents are being solicited from each person in whose name beneficial ownership of the ETNs was recorded as of 5:00 p.m., Eastern Standard Time, on February 11, 2016, the record date for the New Consent Solicitation.

The Proposed Amendment cannot be partitioned and will take effect as a single proposal if all conditions are met.  If any conditions fail to be met for the ETNs, none of the amendments listed above will become effective.

The New Consent Solicitation will expire on April 29, 2016, or such earlier date on which the approval of holders of a majority in aggregate principal amount of the ETNs is received and Barclays declares the Proposed Amendment to be effective.  Barclays may terminate or extend the New Consent Solicitation at any time in its sole discretion.

Under the indenture relating to the ETNs, the Depository Trust Company (“DTC”), as registered holder of the ETNs, must deliver (and not revoke) valid Consents in respect of at least a majority in aggregate principal amount of the outstanding ETNs to approve the Proposed Amendment.  For purposes of the New Consent Solicitation, DTC has provided an omnibus proxy to the financial institutions acting as participants in its system to submit Consents on its behalf and such financial institutions have, in turn, provided proxies to Broadridge Financial

Barclays is an international financial services provider engaged in personal, corporate and investment banking, credit cards and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions — in the right way. With 325 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

Press Release

For Immediate Release	Press Contacts:
Andrew Smith
+1 212 412 7521
andrew.x.smith@barclays.com

Solutions, Inc. (“Broadridge”) to submit Consents on their behalf after soliciting and obtaining consent to the Proposed Amendment from the beneficial owners of the ETNs.

The process for vote submission described in the Consent Solicitation Statement allows beneficial owners of the ETNs to submit their Consents to the Proposed Amendment to Broadridge, which has been engaged by Barclays as the solicitation agent and tabulation agent for the New Consent Solicitation.  The New Consent Solicitation is subject to the terms and conditions of the Consent Solicitation Statement and the VIF, including with respect to the timing for delivering Consents and the effectiveness of the Proposed Amendment.

None of Barclays, Broadridge, The Bank of New York Mellon (in its capacity as indenture trustee for the ETNs) or any of their respective subsidiaries or affiliates makes any recommendation as to whether beneficial owners of the ETNs should deliver Consents to the Proposed Amendment pursuant to the New Consent Solicitation, and no one has been authorized by any of them to make such a recommendation.  The Consent Solicitation Statement and the VIF, which contain important information regarding the terms and conditions of the New Consent Solicitation and the respective rights and obligations of Barclays and the beneficial owners of the ETNs, should be read before any decision is made with respect to the New Consent Solicitation.

Any questions or requests for assistance concerning the New Consent Solicitation may be directed to Broadridge, the solicitation agent and tabulation agent for the New Consent Solicitation, at the following address and telephone number:

Broadridge Financial Solutions, Inc.

1155 Long Island Avenue, Edgewood, NY 11717

Attn: Barclays Commodities Consent Solicitation

By Phone: 1-855-601-2252

About iPath® ETNs

An investment in iPath ETNs involves significant risks and may not be suitable for all investors.  The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.  For more information on risks associated with the ETNs, please see “Selected Risk Considerations” below and the risk factors included in the relevant prospectus.

The prospectus relating to the ETNs can be found on EDGAR, the SEC website, at: www.sec.gov. The prospectus is also available on the product website at www.iPathETN.com.

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Barclays is an international financial services provider engaged in personal, corporate and investment banking, credit cards and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions — in the right way. With 325 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

Press Release

For Immediate Release	Press Contacts:
Andrew Smith
+1 212 412 7521
andrew.x.smith@barclays.com

Selected Risk Considerations

An investment in the iPath ETNs described herein (the “ETNs”) involves risks.  Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal:  The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date.  Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased.  Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components.  The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC:  The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party.  Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption.  In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Market and Volatility Risk:  The prices of physical commodities, including the commodities underlying the index components, can fluctuate widely due to supply and demand disruptions in major producing or consuming regions.  Additionally, the market value of the ETNs may be influenced by many unpredictable factors including changes in supply and demand relationships, governmental policies and economic events.

A Trading Market for the ETNs May Not Develop:  Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs:  You may not receive any interest payments on the ETNs.

Barclays is an international financial services provider engaged in personal, corporate and investment banking, credit cards and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions — in the right way. With 325 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

Press Release

For Immediate Release	Press Contacts:
Andrew Smith
+1 212 412 7521
andrew.x.smith@barclays.com

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions:  You must redeem at least 50,000 ETNs (30,000 ETNs if the Proposed Amendment is accepted for an issue) of the same issue at one time in order to exercise your right to redeem your ETNs on any redemption date.  You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment:  Significant aspects of the tax treatment of the ETNs are uncertain.  You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov.  Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

The ETNs may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of ETNs you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.  Sales in the secondary market may result in significant losses.

The S&P GSCI Total Return Index and the S&P GSCI Crude Oil Total Return Index (the “S&P GSCI Indices”) are products of S&P Dow Jones Indices LLC (“SPDJI”), and have been licensed for use by Barclays Bank PLC.  S&P® and GSCI® are registered trademarks of Standard & Poors Financial Services LLC (“SPFS”).  These trademarks have been licensed to SPDJI and its affiliates and sublicensed to Barclays Bank PLC for certain purposes. The S&P GSCI Indices are not owned, endorsed, or approved by or associated with Goldman, Sachs & Co. or its affiliated companies.  The ETNs are not sponsored, endorsed, sold or promoted by SPDJI, SPFS, or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the S&P GSCI Indices to track general market performance.

© 2016 Barclays Bank PLC.  All rights reserved.  iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC.  All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Barclays is an international financial services provider engaged in personal, corporate and investment banking, credit cards and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions — in the right way. With 325 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.